BANCOLOMBIA S.A. ANNOUNCES BOARD OF DIRECTORS’ DECISION

Medellín, Colombia, August 25, 2014

In a meeting held today, the Board of Directors of Bancolombia S.A. (“Bancolombia”) unanimously authorized Carmenza Henao Tisnes, Chief Internal Auditor of Bancolombia, to instruct Fiduciaria Helm Trust S.A. (“Helm”)to sell the units held by Ms. Henao Tines in a collective investment portfolio (Cartera Colectiva con Pacto de Permanencia Acciones Sistema Valor Agregado) administered by Helm.

The units in the collective investment portfolio represent shares of Bancolombia.

The transaction will be made in accordance with Bancolombia’s internal procedures for the acquisition and disposal of Bancolombia’s shares by its officers and directors, which procedures can be viewed on Bancolombia’s Investor Relations website at www.grupobancolombia.com.co, under “Corporate Governance”.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837